15045575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8-48050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KILEY PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 NORTHCORP PARKWAY
(No. and Street)

PALM BEACH GARDENS (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL KILEY 561-630-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/25/15

2/25/15

OATH OR AFFIRMATION

I, MICHAEL KILEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KILEY PARTNERS, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ELLEN DOHERTY
MY COMMISSION # EE 832444
EXPIRES: January 5, 2017
Bonded Thru Notary Public Underwriters

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILEY PARTNERS, INC.

Financial Statements
For the Year Ended December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

We have audited the accompanying financial statements of Kiley Partners, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kiley Partners, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kiley Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Kiley Partners, Inc. financial statements. The information is the responsibility of Kiley Partners, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

KILEY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	64,576
Accounts receivable - clearing broker		70,200
Accounts receivable - related party		385
Property and equipment, net of accumulated depreciation of 37,565		23,593
Deposit with clearing broker		805,000
Securities owned, at estimated fair value		1,974,636
Other assets		13,634
Total Assets	$	2,952,024

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	38,399
Accrued expenses		18,350
Payable to clearing broker		1,188,576
Securities sold, not yet purchased		852,258
Due to related party		13,496
Total Liabilities		2,111,079
STOCKHOLDER'S EQUITY		
Common stock, no par value, 2,000 shares authorized, 100 shares issued and outstanding		-
Retained earnings		840,945
Total Stockholder's Equity		840,945
Total Liabilities and Stockholder's Equity	$	2,952,024

The accompanying notes are an integral part of these financial statements.

KILEY PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions	$	1,310,444
Trading		45,905
Interest and dividends - trading		83,077
Other		65
Total revenues		1,439,491
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation, and benefits		868,114
IT, data and communications		187,004
Travel and meals		104,395
Advisory fees- related party		90,000
Professional services		88,241
Occupacy and equipment		62,503
Clearing costs		42,507
Interest		35,017
Advertising and marketing		24,102
License and registration		14,348
Other		59,656
Total expenses		1,575,887
NET INCOME (LOSS)	$	(136,396)

The accompanying notes are an integral part of these financial statements.

KILEY PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	1,479,581
Net income (loss)		(136,396)
Distributions to stockholder		(502,240)
Balance, December 31, 2014	$	840,945

The accompanying notes are an integral part of these financial statements.

KILEY PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(136,396)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,131
Change in accounts receivable - clearing broker		436,368
Change in accounts receivable - related party		21,665
Change in securities owned		41,153
Change in other assets		2,061
Change in accounts payable		13,956
Change in accrued expenses		(78,807)
Change in payable to clearing broker		358,516
Change in securities sold, not yet purchased		(346,135)
Change in due to related party		13,496
Change in accrued retirement plan contribution		(200,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES		133,008
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(10,088)
Decrease in deposit with clearing broker		395,000
NET CASH USED BY INVESTING ACTIVITIES		384,912
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(502,240)
NET CASH USED BY FINANCING ACTIVITIES		(502,240)
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,680
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		48,896
End of year	$	64,576

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest	$	35,017

The accompanying notes are an integral part of these financial statements.

KILEY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer that began business in 1994. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis.

Date of Management's Review: Subsequent events were evaluated through February 9, 2015, which is the date the financial statements were available to be issued.

KILEY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $587,932 which was $487,932 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was .12 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

A related party paid for an administrative expense during 2014. The Company is reimbursing the related party for this expense. The balance due to related party at December 31, 2014 arose from this expense.

Effective August 2013, the Company pays a related company owned by the stockholder advisory fees of $15,000 monthly. During 2014 the company discontinued the advisory service provided by the related party. The amount expensed pursuant to the agreement for 2014 was $90,000.

NOTE D — LEASES

The Company occupies office space under an operating lease which expires in April 30 2017. Office rent expense for 2014 was $39,493 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by the lease:

Year	Required Minimum Lease Payments
2015	20,000
2016	21,000
2017	7,000
	$ 48,000

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE F – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014.

Assets	Fair Value Measurements 12/31/2014	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal bonds	$ 1,426,477	$ 1,426,477		
Corporate bonds	194,019	194,019		
Equities	324,420	324,420		
Warrants	29,000	29,000		
Options	720	720		
	$ 1,974,636	$ 1,974,636	$ -	$ -
Liabilities				
Securities sold, not yet purchased:				
U.S Treasury note	$ 852,258	$ 852,258	$ -	$ -

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE G – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2014 consist of the following:

Assets	Cost 12/31/2014	Gross Unrealized Gains (Losses)	Estimated Fair Value
Municipal bonds	$ 1,421,127	$ 5,350	$ 1,426,477
Corporate bonds	226,667	(32,648)	194,019
Equities	308,473	15,947	324,420
Warrants	30,679	(1,679)	29,000
Options	49,240	(48,520)	720
	$ 2,036,185	$ (61,550)	$ 1,974,636
Liabilities			
Securities sold, not yet purchased:			
U.S Treasury note	$ (847,609)	$ (4,649)	$ (852,258)

NOTE G – SECURITIES AVAILABLE FOR SALE (Continued)

The municipal bond maturities range from 1 to 28 years.

The U.S. Treasury note sold, not yet purchased matures in August 2021.

There were no securities impaired at December 31, 2014.

NOTE H – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis.

The receivable from the clearing broker arises from the clearing arrangement and from the excess of proceeds from short positions over cost of long positions. The payable to the clearing broker is margin debt related to securities held at December 31, 2014. The margin debt is financed at the interest rate of Fed Funds plus 2.50%.

The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

NOTE I - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE J – RETIREMENT PLAN

Effective 2012, the Company adopted a defined benefit pension plan covering all employees with one year of service. The pension plan was terminated during 2014 and there was no expense related to the plan for 2014.

KILEY PARTNERS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$ 840,945
Less non-allowable assets:	
Accounts receivable - related party	385
Property and equipment	23,593
Other assets	13,634
Total non-allowable assets	37,612
Net capital before haircuts	803,333
Less haircuts	215,401
Net capital	587,932
Minimum net capital required	100,000
Excess net capital	$ 487,932
Aggregate indebtedness	$ 70,245
Ratio of aggregate indebtedness to net capital	11.95%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2014 and net capital as reported above.

KILEY PARTNERS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Kiley Partners, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Michael Kiley

Name: Michael Kiley

Title:CEO

11770 U.S. Highway One , Suite 203E Palm Beach Gardens, Florida 33408 Phone: 561 627 7474 Fax: 561 627 1236 www.kileypartners.com

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kiley Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kiley Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Kiley Partners, Inc. stated that Kiley Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kiley Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiley Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

KILEY PARTNERS, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Kiley Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kiley Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Kiley Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kiley Partners, Inc.'s management is responsible for Kiley Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048050
KILEY PARTNERS, INC.
4400 NORTHCORP PARKWAY SUITE 121
PALM BEACH GARDENS, FL 33410

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $3,405

B. Less payment made with SIPC-6 filed (exclude interest) (1,904)
7/25/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,501

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1,501

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,501

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KILEY PARTNERS, INC.
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
CEO
(Title)

Dated the 28th day of Jan, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,439,491
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	119
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	42,507
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $35,017	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	35,017
Total deductions	77,643
2d. SIPC Net Operating Revenues	$ 1,361,848
2e. General Assessment @ .0025	$ 3,405

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